UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC File Number: 000-5896
                                                         CUSIP Number: 469783104

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_|  Form 10-K   |_|  Form 20-F   |_|  Form 11-K   |X| Form 10-Q
             |_|  Form 10D    |_| Form N-SAR   |_| Form N-CSR

      For Period Ended: September 30, 2009
                        ------------------

      |_|      Transition Report on Form 10-K

      |_|      Transition Report on Form 20-F

      |_|      Transition Report on Form 11-K

      |_|      Transition Report on Form 10-Q

      |_|      Transition Report on Form N-SAR

      For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                               ---

Part I -- REGISTRANT INFORMATION

Jaco Electronics, Inc.
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Full Name of Registrant

N/A
---
Former Name if Applicable

145 Oser Avenue
---------------
Address of Principal Executive Office (Street and Number)

Hauppauge, New York 11788
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 because the Company needs additional time due to unanticipated delays in coordinating the completion and approval of the report and certain disclosures required to be made therein.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jeffrey D. Gash                    (631)        273-5500
----------------------------------    ------------------------------------------
            (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).

     |_|  Yes     |X|  No
     Form 10-K for period ending June 30, 2009

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No


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

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported on a Form 8-K filed January 13, 2009, on January 7, 2009, the Registrant announced that it had entered into an Asset Purchase Agreement with WPG Americas, Inc. pursuant to which WPG Americas, Inc. purchased certain assets and assume certain liabilities used in the Registrant's business of distributing passive and active electronic components and supporting technology products and services. As a result, the operations of this business are reported as a discontinued business and are excluded from the continuing results of operations for the three months ended September 30, 2009. Net sales from continuing operations for the three months ended September 30, 2009 decreased significantly (from $20.9 million for the three months ended September 30, 2008). For the three months ended September 30, 2009 operating profit from continuing operations was approximately $0.7 million as compared to $0.3 million for the three months ended September 30, 2008. For the three months ended September 30 2009, the Registrant expects to report minimal or no loss from discontinued operations (compared to a loss of $15.4 million from discontinued operations for the same period in 2008), and a small net income per share (compared to a net loss per share of $2.40 for the same period in 2008). Results from continuing operations for the three months ended September 30, 2009 include a claim settlement of approximately $1.5 million. In addition the net proceeds for the sale and the collections of the accounts receivable of the discontinued business were used to repay the Registrant's indebtedness under its credit facility and therefore the assets and liabilities of the Registrant are significantly lower than the prior period reported.


                             JACO ELECTRONICS, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2009     By:   /s/ Jeffrey D. Gash
      -----------------           -------------------
                                  Executive Vice President - Finance & Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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